Exhibit 99.2
NOVA Chemicals Corporation, 1000 Seventh Avenue S.W., Calgary, Alberta, Canada T2P 5L5
www.novachemicals.com | 403.750.3600 tel | 403.269.7410 fax

News Release
NOVA Chemicals Corporation Commences Tender Offer and Solicitation of Consents for its 8.375% Senior Notes Due 2016

Calgary, Alberta (July 16, 2013) - NOVA Chemicals Corporation (the “Company”) today announced that it has commenced a cash tender offer for any and all of its outstanding $350 million 8.375% senior notes due 2016 (CUSIP No. 66977W AK5) (the “Notes”). The tender offer will expire at 11:59 p.m., New York City time, on August 12, 2013, unless extended or earlier terminated by the Company. In connection with the cash tender offer, the Company is also soliciting consents from the holders of the Notes to amend the indenture under which the Notes were issued to eliminate substantially all of the restrictive covenants and the reporting covenant contained in the indenture as they relate to the Notes and shorten the redemption notice period from 30 days to three days.
Under the terms of the tender offer, the total consideration for each $1,000 principal amount of Notes tendered and not withdrawn in the tender offer will be $1,061.60. The Company will also pay accrued and unpaid interest to, but excluding, the applicable payment date. The total consideration includes a consent payment of $30.00 per $1,000 principal amount of Notes, and is only payable to holders who tender their Notes and deliver their consents on or prior to 5:00 p.m., New York City time, on July 29, 2013 (the “Consent Payment Deadline”). Holders who tender their Notes after the Consent Payment Deadline and prior to the expiration of the tender offer will receive the total consideration less the consent payment, or $1,031.60 per $1,000 principal amount of Notes.
Prior to the expiration of the tender offer, upon satisfaction or waiver of the conditions to the tender offer, the Company may, at its option, accept and pay for Notes tendered. The Company currently expects that it will pay for the Notes tendered on or prior to the Consent Payment Deadline on or about July 30, 2013. Subject to limited conditions, all Notes tendered after the Company's initial acceptance of Notes for purchase will be accepted and paid for promptly following the expiration date of the tender offer.
The Company's obligation to consummate the tender offer is conditioned upon the satisfaction of certain conditions, including (i) the consummation by the Company before the expiration of the tender offer of a financing transaction which will in the aggregate (together with cash on hand) provide the Company with funds sufficient to pay (a) the total consideration in respect of all Notes (regardless of the actual amount of Notes tendered) and (b) estimated fees and expenses relating to the tender offer, (ii) holders of the Notes representing not less than a majority in principal amount of the outstanding Notes having tendered their Notes and delivered their consents and (iii) the execution of a supplemental indenture amending the indenture. Full details of the terms and conditions of the tender offer are included in the Company's Offer to Purchase and Consent Solicitation Statement dated July 16, 2013.
The Company has retained Barclays Capital Inc. as the dealer manager and solicitation agent for the tender offer and consent solicitation. The Company has retained D.F. King & Co., Inc. as tender agent and information agent for the tender offer and consent solicitation. Persons with questions regarding the tender offer and consent solicitation should contact Barclays Capital Inc. at (800) 438-3242 (toll free) or (212) 528-7581 (collect). Requests for documents may be directed to D.F. King & Co., Inc. by phone at (800) 578-5378 (toll free) or (212) 269-5550, or in writing at 48 Wall Street - 22nd Floor, New York, New York 10005.
This news release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other security. The tender offer is being made only by an Offer to Purchase and Consent Solicitation Statement dated July 16, 2013. The tender offer is not being made directly or indirectly to any resident or person located in any jurisdiction where the tender offer would be unlawful.

About NOVA Chemicals
NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®. NOVA Chemicals, headquartered in Calgary, Alberta, Canada, is a wholly owned subsidiary of the International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi, United Arab Emirates.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Inquiries, please contact:

NOVA Chemicals
Pace Markowitz
Director, Communications
markowp@novachem.com

is a registered trademark of NOVA Brands Ltd.; authorized use.
Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada.

Forward-Looking Statements: This news release contains forward-looking statements with respect to NOVA Chemicals Corporation. By its nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking statements will not prove to be accurate, that the Company's assumptions may not be correct and that actual results may differ materially from such forward-looking statements.
The words “believe”, “expect”, “plan”, “intend”, “estimate”, or “anticipate” and similar expressions, as well as future or conditional verbs such as “will”, “should”, “would”, and “could” often identify forward-looking statements. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on March 1, 2013 as well as - other filings with the SEC which can be obtained on the Company's website at http://www.novachemicals.com or the SEC's website at http://www.sec.gov. Readers are specifically referred to those documents.
The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, the Company undertakes no obligation to publicly update the forward-looking statements to reflect new information, subsequent events or otherwise.